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                                                                    Exhibit 99.2


                         AMERICAN BUILDING CONTROL, INC.
                          NOMINATING COMMITTEE CHARTER


Role:

The role of the Nominating Committee (the "Committee") of American Building Control, Inc., a Delaware corporation (the "Company"), is to determine the slate of director nominees for election to the Company's Board of Directors (the "Board") and to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings.

Membership:

The membership of the Committee shall consist of at least two directors, each of whom is "independent" within the meaning of applicable Nasdaq Marketplace Rules and is free of any relationship that, in the opinion of the Board, would interfere with his or her exercise of independent judgment. Applicable laws and regulations will be followed in evaluating a member's independence. A majority of the members of the Committee appoints the chairperson of the Committee.

Operations:

The Committee shall meet at least twice a year. Additional meetings may occur as the Committee or its chairperson deems advisable. The Committee will cause to be kept adequate minutes of all its proceedings and will report its actions to the next meeting of the Board. Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent. The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board. The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter,
(b) any provision of the Bylaws of the Company, or (c) other applicable law.

Authority:

The Committee will have the resources and authority necessary to discharge its duties and responsibilities, including the authority to retain outside counsel or other experts or consultants, as it deems appropriate. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications.

Responsibilities:

The principal responsibilities and functions of the Committee are as follows:


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o        Annually evaluate and report to the Board on the performance and effectiveness of the Board.

o Annually present to the Board a list of individuals recommended for nomination for election to the Board at the next annual meeting of shareholders.

o Before recommending an incumbent, replacement or additional director, review his or her qualifications, including capability, availability to serve, conflicts of interest, independence and other relevant factors.

o Assist in identifying, interviewing and recruiting candidates for the Board and retain a search firm, if necessary, to be used to identify director candidates.

o Annually review the composition of each committee and present recommendations for committee memberships to the Board as needed.

o Regularly (at least annually) review and make recommendations about changes to the charter of the Committee.

Adopted by the Board as of March 8, 2004




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